

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 21, 2011

Via E-Mail
J. Paul Raines
Chief Executive Officer
GameStop Corp.
625 Westport Parkway
Grapevine, Texas

> **Re:** **GameStop Corp.**
> **Form 10-K for Fiscal Year Ended January 29, 2011**
> **Filed March 30, 2011**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed May 16, 2011**
> **File No. 001-32637**

Dear Mr. Raines:

We have reviewed your filing and have the following comments. You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us in sufficient detail for an understanding of the disclosure how you intend to comply by providing us with your proposed revisions.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Definitive Proxy Statement on Schedule 14A

Long-term Incentive Awards, page 19

1. We note your response to comment five in our letter dated August 1, 2011. Please confirm to us that when discussing the responsibilities and contributions of each of your named executive officers, such discussion will be specific and reference actual achievements. A general statement similar to the one included in the last paragraph of such response is insufficient.

Cash Bonus Related to Vesting of Restricted Share Grants, page 20

2. We note your response to comment six in our letter dated August 1, 2011 and the discussion in Part 2 of such response that the bonus is granted based on performance in the prior fiscal year and for retention value to you. We also note the statement that the bonus is "earned and paid" over the vesting period. Please revise this subsection to address the retention aspect of such bonus. Please clarify, if correct, that a named executive officer "earns" such bonus by remaining employed with you through the vesting period and did not "earn" such bonus based on his performance in the prior fiscal year. Currently, the disclosure implies that such bonus is based solely on performance in the prior fiscal year. For example, in "—2010 Grants," you state that "[t]he Compensation Committee…granted…cash bonuses for fiscal 2010 based on performance in fiscal 2009. We also note the statement in Part 3 of your response that the bonus is not based on performance. However, as noted in the quoted text above, you state that such bonus was based on performance in fiscal 2009. Please clarify, including clarification on whether you intended to state that such bonus was not based on a named executive officer's performance against a pre-established performance measure that was previously communicated to such named executive officer. For further guidance, please consider Question 119.02 in our Regulation S-K Compliance and Disclosure Interpretations.

3. We note your response to comment six in our letter dated August 1, 2011 and the discussion in Part 4 of such response that you did not determine the value of each cash grant in consideration of the recipient's cash needs to pay withholding taxes upon vesting. Please revise the discussion in the third paragraph on page 20 to provide the disclosure included in such response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please contact Charles Lee at (202) 551-3427 or me at (202) 551-3264 with any questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director

cc: Robert A. Lloyd
        Troy W. Crawford